Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD SHINES IN GOLD PRICE GLOOM

London, 7 November 2013 - A strong performance by its flagship Loulo-Gounkoto complex in Mali powered Randgold to an 80% quarter on quarter profit increase for the three months ended September despite a 3% drop in the average gold price received over that period.

In a quarter that also saw the early commissioning at its giant Kibali project in the Democratic Republic of Congo, Randgold increased group production by 19% to 233 676 ounces and reduced its total cash cost per ounce by 17% to US$662/oz on the back of the production rise. Despite its capital expenditure, mainly on Kibali, peaking during the quarter, the company remained net cash positive.

Kibali poured its first gold in September, well ahead of the original target date, and has since started commercial production from its open pit mine. It is expected to exceed its 30 000 ounce production forecast for the fourth quarter of this year and is on track to meet its target of 550 000 ounces for 2014. It is currently ramping up to full capacity on the plant’s oxide circuit with the completion of the remaining plant and hydropower stations, and the commissioning of the sulphide circuit, scheduled for next year. The development of the underground mine is progressing well.

Chief executive Mark Bristow said the successful start-up of Kibali represented a considerable feat of geology, metallurgy, engineering and logistics, as well as negotiation and diplomacy.

“The Randgold team only moved on site in January 2010 and in less than four years it has built a world-class gold mine in one of Africa’s remotest regions, in the process more than doubling its reserves to 11.6 million ounces and increasing its resources to 21 million ounces. And while doing this, we have also completed or progressed major performance-enhancing capital projects at Loulo-Gounkoto and Tongon,” he said.

At Loulo-Gounkoto, an increase in the grade coupled with a substantial improvement in recoveries delivered a 36% increase in production to a record 165 146 ounces over the previous quarter, while total cash cost per ounce dropped by 23% to US$616/oz. The improvement in the recovery rate was achieved through the commissioning of a milling circuit recycle crusher and a new oxygen plant. Other projects completed during the quarter included the conversion of the mine’s generators to heavy fuel oil and the expansion of the CIL tank.

At Tongon in Côte d’Ivoire, mining performance improved in line with plan, with mill throughput rising significantly as a result of the commissioning of a number of throughput-related capital projects. A further mill tonnage ramp-up is scheduled for the fourth quarter with the commissioning of new crushers and a cyclone pump upgrade. The increase in throughput was offset in the third quarter by a drop in the recovery rate, but this will be brought in line with plan through the installation of recovery enhancing unit processes and ongoing focus on operational efficiencies. Total cash cost per ounce was reduced by 6% quarter on quarter through tighter cost control and improved efficiencies.

“Our focus now is on securing steady-state production at Kibali while completing the rest of the development, and on achieving the full benefit of the performance-enhancing projects at Loulo-Gounkoto and Tongon. But we’re also still maintaining a strong emphasis on exploration, which has traditionally been the driver of Randgold’s growth. At Kibali, where an upgrade of the underground mine plan has already delivered an interim increase in reserves, continued exploration points to a further upside, and in West Africa, our geologists are moving back into the field after the rainy season to follow up identified targets,” he said.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2013

•   Kibali pours first gold and starts commercial production

•   80% increase in profit quarter on quarter despite 3% decrease in gold price

•   19% increase in group production quarter on quarter

•   17% decrease in total cash cost per ounce quarter on quarter

•   Net cash positive despite peak capital spend

•   Loulo-Gounkoto record production following higher grades and improved recoveries

•   Tongon increases throughput and improves cost control, notwithstanding lower recoveries

•   Continued review of model and upgrade of mine plan delivers interim increase in reserve at Kibali

•   Kibali exploration continues to show promise

•   Exploration team prepares to follow up on identified targets in West Africa after the rainy season

•   B+ GRI application level confirmed with external assurance

Randgold Resources Limited (‘Randgold’) had 92.2 million shares in issue as at 30 September 2013.

SUMMARISED FINANCIAL INFORMATION

			Quarter			9 months
	Quarter	Quarter	ended		9 months	ended
	ended	ended	30 Sep		ended	30 Sep
	30 Sep	30 Jun	2012		30 Sep	2012
US$000	2013	2013	(Restated)+		2013	(Restated)+
Average gold price received (US$/oz)	1 327	1 363	1 633		1 429	1 644

Gold sales*	348 688	252 810	318 332	+	910 544	936 232	+

Total cash costs*	173 961	147 534	139 754	+	480 126	406 442	+

Profit from mining activity*	174 727	105 276	178 578	+	430 418	529 790	+

Exploration and corporate expenditure~	12 608	15 354	8 407		40 947	32 784

Profit for the period	97 544	54 142	121 349		233 301	367 232

Profit attributable to equity shareholders~	81 336	46 297	103 522		197 281	310 373

Net cash generated from operations~	144 607	18 047	384 957		254 681	384 957

Cash and cash equivalents~^	16 744	44 814	409 565		16 744	409 565

Gold on hand at period end#	1 397	36 032	33 025		1 397	33 025

Group production* (oz)	233 677	196 207	204 475		628 896	580 452

Group sales* (oz)	262 850	185 489	194 969		636 994	570 015

Group total cash cost per ounce* (US$)	662	795	717		754	713

Group cash operating cost per ounce* (US$)	593	725	634		680	629

Basic earnings per share (US$)	0.88	0.50	1.13		2.14	3.38

Change in accounting policy impacting results in this report

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013, with comparative IFRS results restated accordingly. As such, the group’s share of joint ventures (primarily Morila and Kibali) have been accounted for using the equity method, rather than proportionately consolidated, from 1 January 2011 as required by IFRS 11. The group’s share of its joint ventures are now disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position, as ‘share of profits of equity accounted joint ventures’ in the statement of comprehensive income and the group’s cash flows from the joint ventures have been disclosed separately in the consolidated cash flow statement. Previously, our share of assets, liabilities, income, costs and cash flows were proportionately consolidated on a line by line basis. A full reconciliation of the effect of the changes resulting from the adoption of IFRS 11 is provided under ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’, including results under the previous accounting policy, which reflects how Randgold reports internally.

^	Cash and cash equivalents excludes US$11.6 million at 30 September 2013 (US$26.9 million at 30 June 2013 and US$33.9 million at 30 September 2012) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are now equity accounted, following the introduction and adoption of IFRS 11 Joint Arrangements.
*	Refer to explanation of non-GAAP measures provided. Historically, Randgold consolidated 100% of Loulo, Gounkoto and Tongon and 40% of Morila and non-GAAP measures remain on this basis and are not affected by the change in accounting policy detailed above.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
+	The group changed its treatment of consolidated non-GAAP measures in Q4 2012, which has resulted in changes to the group level non-GAAP measures for the third quarter ended 30 September 2013 as explained in the 2012 annual report.
~	Results impacted by change in accounting policy as detailed above.

The results in this report have been neither reviewed nor audited.

COMMENTS

Gold sales increased by 38% from the previous quarter largely due to a 42% increase in ounces sold during the quarter following increased production from the Loulo-Gounkoto complex during the quarter, which was driven by increased grades and recoveries, as well as the sale of ounces produced but not sold during the second quarter. The average gold price received during the quarter of US$1 327/oz dropped by 3% from the previous quarter (Q2 2013: US$1 363/oz).

Gold sales increased by 10% compared to the corresponding quarter in 2012, principally due to a 35% increase in ounces sold quarter on quarter, partially offset by a 19% drop in the average gold price received from US$1 633/oz in the September 2012 quarter.

Total cash costs for the group were 18% higher than the previous quarter and 24% higher than the corresponding quarter in 2012. The increases are mainly the result of inventory movements during the quarter associated with the gold on hand at the end of June 2013 which were sold during the current quarter. Notwithstanding the increase in total cash costs, total cash cost per ounce was down 17% from the prior quarter and 8% from the corresponding quarter in 2012, principally due to increased production and sales.

Profit from mining increased by 66% to US$174.7 million in the current quarter from US$105.3 million in the previous quarter, mainly attributable to increased gold sales and lower cost of production per ounce, partially offset by the lower average gold price received. Profit from mining in the current quarter was in line with the corresponding quarter of the prior year.

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on equity accounted joint ventures from 1 January 2013 with comparative periods restated accordingly. Refer to ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’ in this report for details of the effect on IFRS measures.

Depreciation and amortisation of US$30.7 million was in line with the previous quarter and decreased by US$6.2 million compared to the corresponding quarter of 2012. The drop from the corresponding quarter in 2012 reflects the change in mill feed where no ore from the Yalea South pushback was processed at Loulo during the quarter and therefore no associated depreciation was charged during the quarter.

Exploration and corporate expenditure of US$12.6 million decreased by US$2.8 million compared to the previous quarter’s US$15.4 million and increased by US$4.2 million compared to the corresponding quarter of 2012. The decrease compared to the previous quarter was due to decreased exploration fieldwork and drilling activity during the quarter, following the rainy season. The increase from the corresponding quarter in 2012 is due to higher employee costs as well as increased corporate expenditure.

Other income of US$3.6 million compares to other income of US$4.3 million in the previous quarter and US$6.9 million in the 30 September 2012 quarter and the movement is largely a result of the amount of operational exchange gains accounted for in the relevant quarter. This is due to the settling of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as South African rand, Canadian dollar and euro to the closing US dollar rate, and reflect the movements in these currencies during the quarter. Other income also includes management fees received from Morila and Kibali.

Share of profits of equity accounted joint ventures mainly reflect our share of Morila’s profits for the quarter of US$4.3 million (Q2 2013: US$7.5 million), together with profits from the group’s asset leasing joint ventures.

Income tax for the quarter of US$29.1 million was up by 342% from the prior quarter and up 183% from the corresponding quarter in 2012. The increase from the prior quarter, as well as the corresponding quarter in 2012, is a result of the cessation of the tax holiday at Gounkoto at the beginning of June 2013, as well as increased sales and profits at the Loulo-Gounkoto complex during the current quarter.

Profit for the quarter of US$97.5 million increased by 80% from US$54.1 million in the previous quarter, following the increased sales described above, and decreased by 20% from the corresponding quarter of 2012 as a result of the drop in the average gold price received. Similarly, basic earnings per share increased to 88 US cents, up 76% from the prior quarter and down 22% on the corresponding quarter of 2012.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Loulo-Gounkoto gold production for the current quarter increased by 36% to a record 165 146 ounces (Loulo 76 258 ounces and Gounkoto 88 887 ounces) from the previous quarter, largely as a result of the increase in the average grade of the ore processed to 5.1g/t (Q2 2013: 4.0g/t). Recoveries also increased to 90.8% due to the elimination of scats following the commissioning of the milling circuit recycle crusher in July as well as the installation of a new oxygen plant in Q2. Together with improved operating efficiencies across the complex, this resulted in a 23% drop in the total cash cost per ounce to US$616/oz (Q2 2013: US$799/oz).

By the end of the quarter the Heavy Fuel Oil (HFO) conversion and Carbon In Leach (CIL) tank expansion projects were completed and work on the Gara underground conveyor belt system continued and is scheduled to be completed in mid Q4 2013.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Jun
	2013	2013	2012	2013	2012
Mining
Tonnes mined (000)	6 838	8 361	11 124	25 797	26 817
Ore tonnes mined (000)	1 426	1 258	1 036	4 008	3 072

Milling
Tonnes processed (000)	1 104	1 120	1 149	3 350	3 225
Head grade milled (g/t)	5.1	4.0	3.9	4.4	3.8
Recovery (%)	90.8	85.0	90.3	86.7	90.2
Ounces produced	165 146	121 162	130 109	411 398	359 040
Ounces sold	181 828	117 415	121 332	418 585	352 660
Average price received (US$/oz)	1 318	1 343	1 621	1 417	1 635
Cash operating costs* (US$/oz)	536	719	639	659	630
Total cash costs* (US$/oz)	616	799	735	744	726
Gold on hand at period end# (US$000)	—	19 886	22 719	—	22 719

Profit from mining activity* (US$000)	127 725	63 892	107 549	281 555	320 672

Gold sales* (US$000)	239 734	157 722	196 735	593 093	576 713

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Loulo had one Lost Time Injury (LTI) during the quarter. The Lost Time Injury Frequency Rate (LTIFR) decreased from 1.32 per million hours worked in Q2 to 0.67 per million hours in the current quarter.

On a standalone basis, Loulo produced 76 258 ounces of gold (Q2 2013: 54 967 ounces) at total cash cost per ounce of US$744/oz (Q2 2013: US$886/oz). The increase in the gold production was due to a 33% increase in head grade milled together with the increase in recovery, in line with plan. Profit from mining of US$48.1 million was up on the previous quarter’s US$25.3 million, reflecting the increased production and sales, including ounces produced but not sold earlier in the year.

LOULO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Tonnes mined (000)	598	625	3 870	3 596	5 053
Ore tonnes mined (000)	538	586	586	1 942	1 152

Milling
Tonnes processed (000)	530	544	546	1 818	1 129
Head grade milled (g/t)	4.9	3.7	4.3	4.3	4.0
Recovery (%)	90.8	85.0	90.2	86.2	90.3
Ounces produced	76 258	54 967	68 083	219 188	131 110
Ounces sold	84 112	55 360	63 319	223 516	124 891
Average price received (US$/oz)	1 317	1 344	1 601	1 446	1 633
Cash operating costs* (US$/oz)	664	806	624	736	674
Total cash costs* (US$/oz)	744	886	716	823	767
Gold on hand at period end# (US$000)	—	9 362	9 850	—	9 850

Profit from mining activity* (US$000)	48 130	25 345	56 019	139 408	108 153

Gold sales* (US$000)	110 736	74 392	101 382	323 302	203 953

Randgold owns 80% of Loulo with the State of Mali owning 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground progress

Production

Loulo underground ore production was 8% down in Q3 compared to Q2, but in line with the mining plan presented at the end of the first quarter which optimises both development (capital expenditure) and ore delivery.

The total tonnes mined from underground increased to 537 747 tonnes in Q3 2013 compared to 423 768 tonnes in Q3 of 2012 (27% increase year on year). Loulo underground continues to sustain its production profile, with the following key developments and projects underway:

•	Material handling optimisation at Yalea by backfilling waste into 108L voids which also reduces the hauling of waste at 113L ore pass and increases the trucking efficiency;

•	Cemented Aggregate Fill (CAF) is progressing well and unlocking mineable ore reserves in the secondary stopes. Two additional AD60 trucks are improving the filling process;

•	The Gara conveyor project is progressing well and the first of two systems will be completed in mid Q4 2013;

•	Upgrading of the ventilation at Gara is ongoing; and

•	Review of the production fleet and restructuring the maintenance programme is in progress to improve the efficiency.

A further optimisation and trade off study of the Gara mining plan is underway, with a focus on maximising the return on capital.

Development

The overall development metres of 5 382 metres for Q3 is slightly down (3%) compared to the 5 558 metres of Q2, but in line with the mining plan.

Yalea underground mine

During the quarter, a total of 3 047 metres of development was completed and 338 483 tonnes of ore at 5.86g/t was hauled to surface. The Yalea underground project has completed 44 094 metres of development to date and the declines have advanced to 3 485 metres from surface at a vertical depth of 429 metres. The overall development profile of Yalea increased from 2 914 metres in Q2 to 3 047 metres in Q3.

Ore production in Q3 of 338 483 tonnes decreased by 8% from 368 220 tonnes in Q2, in line with the March 2013 reforecast plan.

A ventilation upgrade was carried out with the commissioning of two new fans on surface to establish the second exhaust circuit from surface to 258 level.

YALEA UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Ore tonnes mined	338 483	368 220	320 983	986 686	612 033
Waste tonnes mined	205 133	203 214	195 026	614 335	542 053
Total tonnes mined	543 616	571 434	516 009	1 601 021	1 154 086
Development metres	3 047	2 914	3 093	8 843	8 144

Gara underground mine

During the quarter, a total of 2 335 metres of development was completed and 199 264 tonnes at 4.31g/t were hauled to surface. The project has completed 25 256 metres of development to date and the declines have advanced to 2 603 metres from surface at a vertical depth of 344 metres.

During the quarter Gara underground ore production decreased by 8% to 199 264 tonnes from 217 544 tonnes in Q2 2013, slightly below plan due to decreased availabilities of the loading and trucking fleet. The Gara conveyor which is expected to come on line in November 2013, is expected to resolve the material handling constraint.

GARA UNDERGROUND RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Ore tonnes mined	199 264	217 544	102 785	599 738	354 192
Waste tonnes mined	146 033	144 439	183 841	470 811	454 140
Total tonnes mined	345 297	361 983	286 626	1 070 549	808 332
Development metres	2 335	2 644	2 454	7 740	6 423

GOUNKOTO

No LTI was recorded during the quarter and the mine achieved 3 million LTI free hours.

On a standalone basis, Gounkoto produced 88 888 ounces of gold (Q2 2013: 66 195 ounces) at a total cash cost per ounce of US$506/oz (Q2 2013: US$722/oz). The 34% increase in ounces produced reflects a 26% increase in the head grade milled and a 7% increase in the recovery which resulted in the 30% drop in total cash cost per ounce.

Profit from mining for the quarter of US$79.6 million was higher than Q2’s US$38.5 million, as a result of the increase of ounces produced and sold despite the slightly lower average gold price received.

A third dividend for the year of US$25 million was declared and paid to shareholders in August 2013.

GOUNKOTO STANDALONE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Tonnes mined (000)	6 240	7 736	7 254	22 201	21 764
Ore tonnes mined (000)	888	672	450	2 066	1 920

Milling
Tonnes processed (000)	574	576	603	1 532	2 096
Head grade milled (g/t)	5.3	4.2	3.5	4.5	3.8
Recovery (%)	90.8	85.0	90.3	87.3	90.2
Ounces produced	88 888	66 195	62 026	192 210	227 930
Ounces sold	97 716	62 055	58 013	195 069	227 769
Average price received (US$/oz)	1 320	1 343	1 644	1 383	1 637
Cash operating costs* (US$/oz)	426	641	657	571	605
Total cash costs* (US$/oz)	506	722	755	654	704
Gold on hand at period end# (US$000)	—	10 524	12 869	—	12 869

Profit from mining activity* (US$000)	79 595	38 547	51 530	142 147	212 519

Gold sales* (US$000)	128 998	83 330	95 353	269 791	372 760

Randgold owns 80% of Gounkoto with the State of Mali owning 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

MORILA

At Morila, one LTI was recorded during this quarter compared to zero LTIs during the previous quarter and the LTIFR was 1.90 per million hours worked.

During the quarter, 30 794 ounces of gold was produced, 27% lower than the previous quarter (Q2 2013: 42 473 ounces), following the decrease in tonnes treated from 1 068kt to 707kt, in line with plan. The circuit changes to a crushing and ball milling system were implemented at the start of Q3 with the stoppage of the Semi-Autogenous Grinding (SAG) mill, and the plant is now milling solely with the ball mill, with a consequent reduction in power consumption and costs. Unit cost efficiencies should be realised in the subsequent quarters as the new circuit is optimised.

Profit from mining of US$18.3 million was 35% lower than the previous quarter’s US$28.3 million as a result of a 2% lower average gold price received of US$1 346/oz (Q2 2013: US$1 368/oz), as well as a reduction in ounces sold.

Notwithstanding the drop in tonnes treated and drop in gold production, total cash cost of US$745/oz were well contained and were only 4% higher than the previous quarter’s US$719/oz, as result of the increased head grade milled, increased recoveries and lower power costs.

The Pit4S pushback project continued during the quarter with 2 105kt of waste material mined. Dewatering has been identified as critical to mining performance and a dewatering strategy has been put in place to dry the pit before mining the benches currently holding water.

During the quarter, the Tailing Storage Facility (TSF) resource model was updated to reflect a selective mining approach with a 0.3g/t cut-off grade as reflected in the table below. This includes 14Mt at 0.19g/t of very low grade material to be stripped and directly disposed of to the pit and 19Mt at 0.47g/t of higher grade material to be processed through the plant.

Rock group	Volume BCM	Density T per M3	Tonnage tonnes	Gold grade	Gold ounces
TSF LG	9 808 759	1.45	14 222 701	0.19	85 936

TSF HG1	12 968 679	1.45	18 804 585	0.47	283 234

TSF HG2	52 012	1.45	75 418	2.26	5 471

Total	22 829 450	1.45	33 102 704	0.35	374 640

Work continues with Fraser Alexander Tailings (our hydraulic reclamation specialist) to determine the optimal selective mining schedule using a US$1 000/oz gold price and higher cut-off grades from 0.4g/t to 0.5g/t. This work is expected to be completed in the fourth quarter.

In respect of the ongoing agribusiness feasibility project, work continued across the portfolio in an effort to advance selected projects to commercial scale production.

MORILA RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Tonnes mined (000)	2 105	754	—	2 859	—
Ore tonnes mined (000)	—	—	—	—	—

Milling
Tonnes processed (000)	707	1 068	1 080	2 854	3 338
Head grade milled (g/t)	1.5	1.4	1.4	1.3	1.6
Recovery (%)	92.9	91.0	91.1	91.3	91.6
Ounces produced	30 794	42 473	44 960	111 814	153 643
Ounces sold	30 415	43 703	44 960	111 435	153 643
Average price received (US$/oz)	1 346	1 368	1 653	1 450	1 648
Cash operating costs* (US$/oz)	664	637	682	652	678
Total cash costs* (US$/oz)	745	719	781	739	777

Profit from mining activity* (US$000)	18 275	28 340	39 193	79 222	133 745

Stockpile adjustment** (US$/oz)	—	—	83	—	171

Attributable (40%)

Gold sales* (US$000)	16 378	23 911	29 723	64 648	101 277

Ounces produced	12 318	16 989	17 984	44 726	61 457

Ounces sold	12 166	17 481	17 984	44 574	61 457

Gold on hand at period end# (US$000)	201	—	—	201	—

Profit from mining activity* (US$000)	7 310	11 336	15 677	31 688	53 498

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash cost per ounce includes non-cash stockpile adjustments.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

Tongon mine continued with its good safety performance in Q3 resulting in zero LTIs, compared to one in Q2, and the achievement of 1 836 438 LTI free hours since the last incident. The number of safety incidents has decreased quarter on quarter. Phase 2 of the OHSAS 18001 certification audit and final accreditation is scheduled to occur in November 2013.

Quarter on quarter, total tonnes mined and ore tonnes mined decreased by 15% and 6% respectively, in line with the rainy season plan.

Mill availability and mill throughput increased significantly quarter on quarter by 6% and 8% respectively, on the back of a reduction in unplanned stoppages, improved maintenance and the installation and commissioning of throughput related capital projects.

More reliance was put on grid power usage in the quarter as opposed to self-generated power, with generated power usage decreasing from 3% to 1% at the end of the quarter as the number of grid power outages decreased from 55 in Q2 to 23 in Q3.

Tongon produced 56 213 ounces gold in Q3, 3% lower than the previous quarter. Production gains were made by higher tonnage throughput but offset by lower recoveries. Process plant stability has significantly improved quarter on quarter due to the reduction in plant stoppages and improved performance of the milling, concentrate fine grind and treatment sections.

Gold ounce production is expected to improve with the planned increase in mill throughput and the optimisation of the gravity and the flotation processes in Q4 2013.

A further mill tonnage ramp-up is planned in Q4 with the completion of the Vibrocone crushers and mill cyclone pump upgrade installation. The first two Vibrocone crushers are now operational with the remaining two scheduled to be installed during Q4. The new crushing circuit upgrade will produce a finer crushed product and enable the milling throughput to increase. The first phase of the mill discharge pumping circuit and cyclone clusters upgrade has been completed as per plan with the remaining installation to be completed in Q4.

Gold recovery decreased by 5% to 74.4% compared to the previous quarter. Plans to improve recovery entailed installing gravity recovery in the form of two Knelson Concentrators (complete) and an Intensive Leach Reactor (ILR) circuit (completed in October 2013 as per plan) as well as improving the mass pull of the flotation cells, by increasing dilution of the feed. Troubleshooting and optimisation of these circuits are underway.

Total cash cost per ounce decreased 6% quarter on quarter from US$863/oz to US$807/oz following improved cost control and efficiencies.

Gold sold for the quarter was 68 856 ounces, 36% above the previous quarter of 50 593 ounces, while the profit from mining activity quarter on quarter increased by 22%, reflecting the increased ounces sold and lower cost of production.

Tongon mine maintains its ISO 14001 environmental accreditation after a surveillance audit was successfully conducted in September 2013. No significant non-conformities were found.

TONGON RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Tonnes mined (000)	6 503	7 660	5 280	21 009	14 026
Ore tonnes mined (000)	1 052	1 123	1 209	3 104	3 126

Milling
Tonnes processed (000)	990	912	966	2 846	2 575
Head grade milled (g/t)	2.4	2.5	2.3	2.5	2.4
Recovery (%)	74.4	78.0	78.4	76.8	80.1
Ounces produced	56 213	58 056	56 381	172 772	159 955
Ounces sold	68 856	50 593	55 653	173 835	155 898
Average price received (US$/oz)	1 310	1 423	1 678	1 445	1 661
Cash operating costs* (US$/oz)	768	820	675	782	662
Total cash costs* (US$/oz)	807	863	725	826	712
Gold on hand at period end# (US$000)	1 197	16 146	10 306	1 197	10 306

Profit from mining activity* (US$000)	34 672	28 313	53 036	107 696	147 988

Gold sales* (US$000)	90 226	71 969	93 411	251 204	259 017

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

PROJECTS AND EVALUATION

KIBALI MINE DEVELOPMENT

First gold was produced from the full oxide circuit on 24 September, well within the originally forecast date of Q4 2013 and the mine moved into commercial production on one mill stream during October 2013.

Kibali continued the positive trend in their safety management during the quarter. On 19 July 2013, Kibali achieved 1 million LTI free hours and by 28 September 2013 Kibali had reached 6 million LTI free hours. Regrettably, these achievements followed the fatality on 1 July 2013 which was reported last quarter.

Metallurgical facility and infrastructure

Critical circuits, to get the oxide stream online ahead of schedule, were prioritised during the year resulting in the earlier than forecast first gold in October 2013. Work continues on completing the outstanding metallurgical plant and infrastructure packages in line with a target of Q1 2014 for the second mill stream.

The first phase of the cyanide tailings storage facility was completed for use and the balance of the facility remains on schedule for end 2013 completion. The flotation tailings storage facility is on track for end 2013 completion. Similarly, the first of four hydropower stations (Nzoro 2) was advanced and is on track for completion by the end of Q1 2014.

Key focus areas for Q4:

•	Completion and commissioning of the second mill stream to ramp-up to full capacity on oxides;

•	Completion of remaining plant and sulphide circuit construction;

•	Installation of four turbines and generators at Nzoro 2 hydropower plant;

•	Completion and commission of the last 12 diesel generators; and

•	Completion of Phase 1 of the mine senior village.

Mining

Open pit

The open pit mining contractor performed well and in line with the mine plan. High rainfall and ground water created some challenges during the quarter. However, the team successfully managed to work around these issues to ensure the quarterly target was achieved.

The total stockpile content at the end of Q3 was 3.3Mt tonnes at an average grade of 2.32g/t, including 1.7Mt of ore at 3.17g/t on medium and high grade stockpiles and 1.5Mt of low grade ore at 1.03g/t and 97kt of Durba tailings material at 2.13g/t.

KIBALI OPEN PIT RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Ore tonnes mined (000)	1 114	1 003	1 040	3 157	—
Total tonnes mined (000)	6 290	7 292	5 096	18 678	1 735

Declines

During the first half of the year, the decline advance rate ramped up from around 100 metres per month to more than 400 metres per month, with the addition of a second Jumbo rig, and was sustained in the third quarter. At the end of September, the east declines reached 1 023 metres and the west decline 1 100 metres.

Total metres for the quarter was 1 222 metres, which was ahead of plan bringing the total year to date development to 2 580 metres.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Ore tonnes mined	—	—	—	—	—
Waste tonnes mined	114 945	84 253	44 120	243 317	—
Total tonnes mined	114 945	84 235	44 120	243 317	—
Development metres	1 222	865	493	2 580	—

Vertical shaft

At the end of September 2013, the presink was at -102.4 metres. The Kibble winder mechanical and electrical was 98% complete and the headgear erection was 95% complete. Preparation for the main sink is in full progress and continues on schedule with an expected start date in November 2013.

KIBALI VERTICAL SHAFT RESULTS

	Quarter	Quarter	Quarter	9 months	9 months
	ended	ended	ended	ended	ended
	30 Sep	30 Jun	30 Sep	30 Sep	30 Sep
	2013	2013	2012	2013	2012
Mining
Vertical metres	29	59	—	102	—

Mine plan optimisation

With the update of mineral resources completed during last quarter work focused on mine design and scheduling to update the Life of Mine plan and reserve. This has resulted in a 670k ounce increase in the total reserve as at September 2013.

UPDATED KIBALI RESERVE ESTIMATE

		Tonnes		Grade		Gold		Attributable gold
		(Mt)	(Mt)	(g/t)	(g/t)	(Moz)	(Moz)	(Moz)	(Moz)
As of 30 September 2013	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESERVES*
Stockpiles	Proven	3.2	0.1	2.3	2.2	0.2	0.0	0.1	0.0

Open Pits	Proven	3.0	3.5	2.8	3.3	0.3	0.4	0.1	0.2
	Probable	39	41	2.5	2.5	3.1	3.3	1.4	1.5

Underground	Probable	44	39	5.7	5.8	8.0	7.2	3.6	3.2

Total mineral reserves	Proven and Probable	89	83	4.1	4.1	12	11	5.2	4.9

*	Open pit mineral reserves were reported at a gold price of US$1 000/oz and an average cut-off of 0.9g/t and include dilution and ore loss factors. Open pit mineral reserves were calculated by Mr Nicholas Coomson, an officer of the company and a competent person. Underground mineral reserves were reported at a gold price of US$1 000/oz and a cut-off of 2.4g/t and include dilution and ore loss factors. Underground mineral reserves were calculated by Mr Tim Peters, an independent consultant and a competent person. Numbers reported as per JORC 2012 guideline recommendations of rounding to the second significant figure.

Following the start of open pit mining and underground development, we continue to update our geological, geotechnical and geohydrological models allowing us to forecast production and advance rates more realistically. Our grade and tonnage models are proving to be robust enabling us to define the boundaries of the stopes with greater confidence. Geotechnical and hydrological models continue to be updated to optimise the ground support and pumping requirements.

The current underground mine schedule seeks to optimise the previous production profile presented in the feasibility study, with the following areas of focus:

•	Redesigning the 9105 area to transverse stoping, due to an increase in ore width;

•	Standardising the sub-level interval of all stopes in the 5102, 5013 and 9105 lodes to 35 metres;

•	Redesigning the 9101/9102 area to a hybrid longitudinal stope arrangement with 40 metre sub-levels or full height of stope on the back of improved geotechnical modelling of the area. This is advantageous in that it allows stoping to advance in a top down approach for this lode;

•	The above items have in turn reduced the length of the main haulage drive; and

•	Siting the southern vent shaft outside of the KCD pit, due to the open pit expanding westwards with the further delineation of ore in the Durba Hill.

Kibali is currently busy with:

•	The final stress modelling of the stoping sequence;

•	Optimisation simulations of the materials handling system and shaft hoisting;

•	Comprehensive review of the ventilation model for the updated 9000 design; and

•	Integration of the new underground schedules with the open pits to optimise capital and production profiles.

The resulting optimisation of the mine schedule is expected to lead to a more optimal ounce profile, achievable through the increased number of large production stopes available and the shaft being able to hoist unconstrained from 2018.

Resettlement Action Plan (RAP)

RAP continued to maintain construction of the remaining houses at between 60 to 80 houses per week for the quarter and construction of all 4 213 houses had been completed by the end of September. With the completion of the houses, relocation of the last households will take place during Q4.

The Catholic Church is advancing well with construction of the roof expected in Q4. To date all of the schools and places of prayer have been completed and handed over to the community.

Sustainable Development

We are investigating potential large scale commercial agricultural projects such as palm oil to provide longer term sustainable economic development in the region.

Capital expenditure

Project expenditure (100%) ramped up in line with construction activities with a total spend of US$219.7 million during the quarter, which includes capital associated with the mill stream 1 commissioning. Capital spent for the year to date amounts to US$600.7 million, excluding stockpiles. The capital for Phases 1 and 2 of the project was updated during the quarter and is now forecast at US$1 725 million, excluding pre-production expenses.

Operational readiness

As previously highlighted, the local residents that were trained at Randgold’s West African operations returned to Kibali in early September to begin the start-up. They have integrated well into the metallurgical plant’s operational team that is currently running the processing facility.

The heads of department are all in place along with all key operational managers.

MASSAWA GOLD PROJECT

Work on the Massawa feasibility study continued and the results of the Northern Zone grade control orientation study demonstrated that 15 metres spaced drilling would be optimal for grade control drilling. The close spaced orientation drilling has confirmed the resource estimate at a 1.5g/t cut-off. Plans are in place to verify the geological model in the Central Zone with a drill programme of 25 metres spacing over selected sections.

Geochemical assaying of the metallurgical sample has been initiated and results received for the Northern Zone. These will be used to further update the geological model and the estimates generated for gold, arsenic, antimony, sulphide sulphur and graphitic carbon. Based on these models, samples will be composited for the pilot testwork.

EXPLORATION

The third quarter was dominated by the annual pause in exploration field programmes due to the onset of the wet season in West Africa. However, it is a period when the validation and interpretation of the data collected during the field season is completed, targets are prioritised and field programmes are designed for the forthcoming season.

Randgold continues to invest in exploration and budgets for 2014 will be in line with previous year’s expenditure. The medium term focus remains on four key areas:

•	The Mako Volcanic Belt of Eastern Senegal (host to Massawa);

•	The Senegal - Malian Shear Zone (host to the Loulo-Gounkoto deposits);

•	Côte d’Ivoire (host to Tongon and underexplored highly prospective geology); and

•	Northeast DRC (host to Kibali and underexplored highly prospective geology).

MALI

Loulo-Gounkoto district

In the Loulo district, work has continued throughout the quarter on the assessment of the Gara South and Yalea Ridge targets but field work has not been possible for much of the period. Models have been generated and will be further tested in Q4. Most of the manpower at Gounkoto has been focused on the verification and update of the MZ1 geological model including the addition of newly identified footwall mineralisation. The discovery of the MZ4 zone of mineralisation in the footwall of MZ3 is an exciting development, with the potential to add further high grade ounces to the operation. Based on these developments, the feasibility work will now also include a trade-off study between a larger open pit and the underground project.

Gounkoto

At Gounkoto, the MZ4 mineralised zone was discovered in the footwall of MZ3, in the Jog Zone area of the deposit. The discovery intersection returned 24.7 metres at 9g/t including 8 metres at 20.96g/t from 65 metres associated with strong carbonate-silica-albite alteration, intense shearing and disseminated pyrite in a brecciated pink quartzite host rock. At surface, the zone lies 80 metres to the west of MZ3 and locates at the point where the geology changes dip from east dipping to west dipping.

During the quarter four RC holes for 576 metres were drilled at MZ4 to confirm this mineralisation as well as obtain a better understanding of the continuity, geometry and potential upside of this mineralised zone. Positive results were returned:

Hole ID	From (m)	To (m)	Interval (m)	Grade (g/t)	True Width (m)
MZ4RCP01	113	134	21	5.61	14.70
including	114	119	5	18.12	3.00

MZ4RCP02	113	117	4	0.90	2.90

MZ4RCP03	122	137	15	6.83	9.00
including	123	126	3	22.93	2.30
and	145	150	5	2.33	3.30

MZ4RCP04	39	44	5	3.20	3.30
and	41	42	1	10.50	0.70

The current model for MZ4 is of a NNW striking, west dipping lens of high grade mineralisation located within the Gounkoto Mine Corridor sequence of deformed and altered sediments. It lies to the immediate east of the unaltered greywacke ridge which hosts the P64 eastern zone mineralisation, separated by a major ductile shear. Further work is required to understand the geometry and orientation of this structure.

Diamond drilling is planned for Q4 to further evaluate this zone of high grade mineralisation.

MZ1

Recent advanced grade control drilling has intersected significant mineralisation in the footwall of MZ1 which dips to the west as opposed to the easterly dipping main zone of mineralisation and extends outside of the limits of the current pit design. Results include: GKAGCRC771 - 48 metres at 7.96g/t; GKAGCRC811 - 35 metres at 5.60g/t; GKAGCRC817 - 17 metres at 4.19g/t and 30 metres at 1.76g/t; GKAGCRC825 - 55 metres at 3.96g/t; and GKAGCRC831 - 41 metres at 8.55g/t. This new data has been incorporated into a new geological model which will result in an updated resource estimate and pit design.

Hangingwall

There is an opportunity for high grade mineralisation in the hangingwall of Gounkoto, which extends over a 270 metre strike, from approximately 80 metres vertical depth below the surface. Results from this area include: GKDH043 - 9.4 metres at 5.6g/t from 147.6 metres; GKDH052 - 22.6 metres at 8.23g/t from 112.4 metres; GKDH219 - 12.3 metres at 4.92g/t from 153 metres; GKDH333 - 11 metres at 6.9g/t from 190.6 metres; GKDH393 - 14.2 metres at 1.54g/t from 212.8 metres; and GTDH17E - 53.4 metres at 4.97g/t from 114 metres. A new resource model is being completed together with pit optimisation before further work is completed on this mineralisation.

Loulo

Underground exploration

Yalea underground

At Yalea, a total of 15 holes for 1 637 metres were drilled to infill the northern margins of the Purple Patch, and to help define and wireframe an E-W dextral fault which causes a slight offset to mineralisation. Of the nine holes drilled to close the gaps at the northern margin of the Purple Patch, six were received from the laboratory. The weighted average intersection of the six holes was 27.8 metres at 8.27g/t compared with 28.1 metres at 7.18g/t from the block model, showing a very good correlation. The results of the other three are still pending and will be reported in Q4. Further opportunities exist to extend the high grades of the Purple Patch to the south of the fault below the Yalea South pit, where drilling is currently wide spaced. The lower boundary of the Purple Patch also requires further definition drilling where extensions of high grades are open.

Gara underground

At Gara, a total of 32 diamond holes for 4 044 metres were drilled to close the gaps within the resource model in the north and south of the deposit.

The northern holes confirmed the steeply dipping geometry of the ore but intersections revealed it to be narrower and higher grade. The weighted average grade was 8.4 metres at 6.26g/t compared to the 12.7 metres at 4.94g/t of the resource model. Four holes (GUDH 273 to 276) drilled in the north identified a low grade zone within a high grade area.

Of the holes drilled in the south of the deposit, five returned low grades, but the rest compared well with the resource model.

Greenfields exploration

Gara South

The Gara South target locates immediately along strike and to the south of the Gara deposit. It is a structurally complex target composed of tightly folded limestones and clastic sediments, intruded by a number of felsic igneous rocks. The target area is covered by transported paleo-alluvial material from the Falémé River. Mineralisation is interpreted to occur as a series of en-echelon lenses where NE striking fold axial planes intersect a more permeable, competent, greywacke unit. A programme of trenches designed to test this model is in progress.

Yalea Ridge South

The Yalea Ridge South target is another structurally complex zone. Trench YRST04A (reported in Q2) which ended in high grade mineralisation, was extended 48 metres to the south and increased the intersection to 36 metres at 3.07g/t, including 22 metres at 4.66g/t. This trench exposed a recumbent fold with plunging axes to the south west. The folds are interpreted to be associated with an east-west striking, south dipping reverse fault.

Further trenching is planned in Q4 prior to drill testing.

Bakolobi (Taurus JV)

The Bakolobi project located in western Mali (south of Gounkoto) is a recent joint venture project between Randgold and Taurus Gold Mali SA. A reconnaissance programme was completed during which some key geological features were identified that control gold mineralisation in the district.

In summary, the area of interest at Bakolobi is an alternance of coarse and fine grained sediments which lies between large albite altered diorites to the west and a large granodiorite to the east. This area of interest, in common with the environs of the Falémé River to the north and south, is covered by paleo-alluvial deposits which can be up to 30 metres thick.

The permit is highly prospective with regional trends from Gounkoto to the north passing through it. A gradient array IP survey will be carried out in Q4 to assist with mapping beneath the transported gravels and a drilling programme will start in 2014.

SENEGAL

Massawa

At Massawa, the RC grade control orientation study was completed over a selected 150 metre segment of the North 2 deposit to test the model, particularly to investigate the contact at near surface between the low grade mineralisation and the high grade plunging lode.

Key points raised from this study include:

•	The main ore zone hosting the high grade mineralisation in the NZ2 was confirmed but moved to the west (5 to 10 metres) compared to the previous model. The ore returned very consistent grade with no high nugget values and a weighted average intersection of 9.78 metres at 7.94g/t;

•	The high grade lode was extended further southwards than previously modelled;

•	A second (eastern) zone of mineralisation was confirmed and represents a gain compared to the old model. This zone returned a weighted intersection of 2.5 metres at 3.5g/t;

•	The main zone comprises two grade domains (high grade and low/medium grade); and

•	The lithological model was confirmed with the hangingwall and footwall graphitic schist bounding the mineralisation, as well as the presence of a footwall gabbro in the sedimentary package.

In the Central Zone, results from the PQ twin drilling were received, validated and integrated. This drilling was conducted over selected RC grade control holes. The purpose of this study was to confirm the volume variance effect of sample size (RC vs diamond) and any contamination issue caused by the coarse gold. In general, the drilling results confirmed the modelled structures but did not confirm the very high intersections recorded from the RC grade control holes. This was particularity noticed in MWDDH510 which missed the very high gold grade intersected in MWRC340. This study confirms the high variability of the grade in the Central Zone which is related to quartz-stibnite veins and very coarse gold component. A programme of trenching is planned to further investigate the orientation of the veins prior to further drilling.

With respect to greenfield exploration over the Mako belt, an updated target generation exercise was completed during the quarter whereby data layers were integrated and new layers added (geology maps and soil geochemistry data - As, Mo, Ag, Sb and W) drill, trench and pit data and the new geophysical layers (Mako belt airborne magnetics and ground IP surveys). A total of 10 additional targets have been added to the resource triangle for the next field season.

Sangola (Goldstone Resources JV)

The Sangola permit, which is a joint venture with Goldstone Resources Limited, locates adjacent to the Kounemba permit (host to Massawa) on the Mako volcanic belt of Eastern Senegal. Results from Thiabedji and Thiobo RC drilling in Q2 were globally weak and did not indicate a substantial mineralised system and will not be investigated further in this programme. The conclusion of a review of surface gold geochemistry, lithology and structural setting and geophysical data of the permit has resulted in four new targets being added to the resource triangle in addition to the two identified targets of Baraboye and Ibel. The remaining metres of the drill programme testing Baraboye and Ibel will be completed in Q4.

CÔTE D’IVOIRE

Nielle

A full target review, involving 19 targets, was conducted across the Nielle permit to determine whether further opportunities still existed in the permit to make additional economic discoveries within and outside the mine radius. The latest interpretation and modelling has identified high prospectivity at the intersection of east-northeast trending transfer faults and north-northwest striking faults which are considered to be import structures in controlling the location of the Tongon deposits. Some targets located within this favourable setting remain untested or have received very little work in the past.

The southern part of the permit remains underexplored (except for the Koulivogo area), despite the high gold in soil anomalies. Priority areas in this part are Oleo North, Oleo South, Koulivogo East, Sougo and Nafoun East. Towards the northern end of the permit, Soloni East and Soloni South will be investigated as well as the southern extension of the Natogo corridor in the Diaouala permit.

Diaouala

Work at Diaouala has focused on the seven kilometre Soundou-Natogo prospective corridor, emphasised by strong hydrothermally altered and brecciated rocks hosted by two shear zones. A total of 225 rock samples were taken, 100 of which returned values ranging from 0.10 to 5.40g/t from hydrothermally altered and brecciated rocks. Of these, 65 samples return a weighted average grade of 1.56g/t. This has delineated a 050 to 060 degree corridor of 400 metres long and up to 50 metres wide open towards the north and south.

Boundiali

Work completed on the Boundiali permit consisted of integrating results from aircore drilling.

At Katiali, the results confirm a low grade hydrothermal system: 6 metres at 0.13g/t; 9 metres at 0.15g/t; 6 metres at 0.15g/t; 3 metres at 3.32g/t; 12 metres at 0.34g/t; 27 metres at 0.42g/t; 9 metres at 0.37g/t; and 3 metres at 5.21g/t. Integration of all drill results combined with geological and structural interpretation has rejected the target from the resource triangle.

At the Fonondara target, higher grade intersections including 14 metres at 1.01g/t, 24 metres at 1.74g/t, 12 metres at 2.6g/t, 6 metres at 3.54g/t, 8 metres at 2.05g/t and 9 metres at 1.51g/t will be followed-up by trenching to understand the controls and continuity of this mineralisation. The relationship between these mineralised structures and the anomalous structures encountered in the Yama pits towards the north will be further investigated.

The focus for the next campaign will be the Baya-Kassere corridor, Sani and the priority targets remaining untested on the volcanic belt/sedimentary basin contact.

Fapoha and Mankono

Regional soil sampling programmes completed over the Fapoha and Mankono projects are generating early stage targets for follow-up work.

Regional geological work and future permitting

Côte d’Ivoire is a mineral rich country of over 322 000km2 that is almost entirely underlain by the same prospective gold-rich Archaean and Lower Proterozoic (Birimian) formations that extend into Ghana, Mali, Burkina Faso and Liberia. It is only in recent years that gold reserves have started to grow and mines been developed. In 2012 there were three mines in operation producing approximately 11 tonnes of gold.

The country’s economy has been driven by agriculture: it is the world’s largest cocoa producer. However, there is an abundance of natural resources which include gold, diamonds, manganese, iron ore, cobalt, bauxite, copper, nickel and tantalum. There has been little recent exploration due to the protracted political unrest. With little focus on the mining sector, there is a paucity of geological data and it is down to the mining companies themselves to collect the basic geological information.

With the development of the Tongon mine, a key strategic initiative was to consolidate an exploration footprint in northern Côte d’Ivoire adjacent to the mine. This has been achieved and we are currently testing a portfolio of targets. We have embarked on a project to evaluate the rest of the country in terms of geological prospectivity to prioritise areas for future permitting.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

KCD

The down plunge potential of the 3000 and 5000 lodes of the main KCD deposit were further tested this quarter by hole DDD587 which confirmed the continuation of these lodes and returned the following intersections: 3000 lode - 9.2 metres at 1.09g/t from 419.4 metres; 5000 lode upper - 5.4 metres at 1.29g/t from 564.6 metres and 13 metres at 2.34g/t from 580 metres; 5000 lode middle - 24 metres at 3.24g/t from 626 metres; and 5000 lode lower - 12.4 metres at 4.54g/t from 666 metres. A mafic dyke intruded between 650 and 666 metres within the projected mineralisation separating the 5000 lode to a middle and lower zone.

Mineralisation has now been confirmed to extend 450 metres beyond the limits of the current orebody model and still at vertical depths above the depth of the shaft. An additional hole 588 is in progress. The aim of the current drilling programme is to provide the framework to determine the potential of this zone and the economic impact followed by a strategy to drill out, either from surface or at a later date from underground.

Mengu Hill

Drilling was completed during Q3 with a total of 21 holes for 2 620.79 metres. In the centre of the deposit, three historic holes (MDD011, MDD012 and MDD013) had poor core recovery and were classified as inferred resource material. Two new holes: MDD050 - 52.2 metres at 5.10g/t; and MDD051 - 49 metres at 7.25g/t, returned good recovery and enabled the resource model to be upgraded to indicated level.

Five holes were cored down plunge beyond the US$1 000/oz reserve pit where a historic hole MDD043A returned 8 metres at 2.8g/t and 35.2 metres at 3.72g/t. The five holes were cored around MDD043A to ascertain the continuation of high grade mineralisation. Strong gold assay results have been returned from these five holes, confirming the continuity of mineralisation including: MDD061 - 29 metres at 5.74g/t from 246 metres; MDD064 - 12.2 metres at 11.64g/t from 223 metres; and MDD070 - 4.4 metres at 4.07g/t from 256.6 metres. The results indicate the high grade mineralised lode is ovoid in shape with a diameter of 25 metres and is open down plunge to the NE.

Mofu target

Mofu, which is three kilometres NNW of Mengu Hill, is a newly defined target. A programme of trenching over the target has returned high grade gold mineralisation at surface over a 300 metre strike length. Trench results include: MOTR0005 - 26 metres at 13.5g/t; MOTR0012 - 10 metres at 7.94g/t; and MOTR0014 - 13.5 metres at 4.43g/t. The weighted average intersect of the trench results is 12.25 metres at 7.81g/t.

The mineralisation is associated with an ironstone unit with interlaminated saccharoidal textured siliciclastic. It is interpreted to plunge shallowly (25 to 30 degrees) to the north-northeast. Further trenching and mapping is in progress to guide Phase 1 drilling in Q4.

Rhino - Agbarabo

At Rhino, a resource estimate produced a global resource of approximately 155 000 ounces at 1.4g/t. Pit optimisation at US$800 returned the best economic parameters with 20 715 ounces at 3.15g/t.

Mapping and sampling has identified the potential for further small but high grade rods of mineralisation. A ground IP geophysical survey is planned for Q4 to aid the mapping of the sub-surface geology in an area which has sparse outcrop prior to further drill testing.

Kilo

Soil sampling over the Ngayu belt was completed during this quarter. Assay results have been received from the first of four blocks.

The gold in soil results have so far revealed two early stage targets. Fragments of ironstone, mafic rock and granite were mapped in the area, along the slopes of a laterite plateau indicating the soil is insitu.

Sampling will now move to the Isiro belt while results and targets are prioritised for the Ngayu belt.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

			Quarter		9 months
	Quarter	Quarter	ended	9 months	ended
	ended	ended	30 Sep	ended	30 Sep
	30 Sep	30 Jun	2012	30 Sep	2012
US$000	2013	2013	(Restated)+	2013	(Restated)+
REVENUES
Gold sales on spot	332 309	228 900	288 610	845 896	834 955
Total revenues	332 309	228 900	288 610	845 896	834 955

Other income	3 588	4 285	6 893	15 555	8 999

Total income	335 897	233 185	294 503	861 451	843 954

COST AND EXPENSES
Mine production costs	131 325	134 307	112 258	401 761	301 162
Movement in production inventory and ore stockpiles	2 623	(23 766)	(18 763)	(39 635)	(32 137)
Depreciation and amortisation	30 711	31 316	36 882	111 872	84 366
Other mining and processing costs	16 399	15 157	19 796	49 133	53 883
Mining and processing costs	181 058	157 014	150 173	523 131	407 274

Transport and refining costs	707	721	543	2 006	1 844

Royalties	17 195	11 586	14 400	43 178	41 780

Exploration and corporate expenditure	12 608	15 354	8 407	40 947	32 784

Other expenses	—	—	—	—	537

Total costs	211 568	184 675	173 523	609 262	484 219

Finance income	378	3 670	563	1 277	1 255
Finance costs	(5 603)	(53)	(61)	(5 807)	(608)
Finance income/(costs) - net	(5 225)	3 617	502	(4 530)	647

Share of profits of equity accounted joint ventures	7 536	8 592	9 161	25 075	29 776

Profit before income tax	126 640	60 719	131 643	272 734	390 158

Income tax expense	(29 096)	(6 577)	(10 294)	(39 433)	(22 926)

Profit for the period	97 544	54 142	121 349	233 301	367 232

Other comprehensive income
Gain/(loss) on available-for-sale financial assets	425	(1 209)	395	(1 668)	(1 661)

Share of equity accounted joint ventures other comprehensive profit/(loss)	3	(197)	(172)	(358)	(176)

Other comprehensive income/(expense)	428	(1 406)	223	(2 026)	(1 837)

Total comprehensive income	97 972	52 736	121 572	231 275	365 395

Profit attributable to:
Owners of the parent	81 336	46 297	103 522	197 281	310 373
Non-controlling interests	16 208	7 845	17 827	36 020	56 859

	97 544	54 142	121 349	233 301	367 232

Total comprehensive income attributable to:
Owners of the parent	81 764	44 891	103 745	195 255	308 536
Non-controlling interests	16 208	7 845	17 827	36 020	56 859

	97 972	52 736	121 572	231 275	365 395

Basic earnings per share (US$)	0.88	0.50	1.13	2.14	3.38

Diluted earnings per share (US$)	0.87	0.50	1.12	2.11	3.34

Average shares in issue (000)	92 217	92 203	91 949	92 204	91 864

+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of comprehensive income (impact of accounting policy change)’ for details.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At
	At	At	31 Dec
	30 Sep	30 Jun	2012
US$000	2013	2013	(Restated)+
Assets
Non-current assets
Property, plant and equipment	1 372 917	1 350 573	1 294 865

Cost	1 782 705	1 729 650	1 592 781
Accumulated depreciation and amortisation	(409 788)	(379 077)	(297 916)

Deferred tax	1 970	1 970	1 970

Investments in equity accounted joint ventures	1 170 143	1 062 954	816 500
Other investments in joint ventures	51 631	45 799	43 947
Total investments in joint ventures	1 221 774	1 108 753	860 447

Total non-current assets	2 596 661	2 461 296	2 157 282

Current assets
Inventories and ore stockpiles	341 055	332 948	272 609
Trade and other receivables	321 328	233 543	202 129
Cash and cash equivalents	16 744	44 814	373 868
Available-for-sale financial assets	1 335	910	3 003

Total current assets	680 462	612 215	851 609

Total assets	3 277 123	3 073 511	3 008 891

Equity attributable to owners of the parent	2 793 339	2 703 259	2 619 014
Non-controlling interests	172 655	161 491	158 673

Total equity	2 965 994	2 864 750	2 777 687

Non-current liabilities
Loans from minority shareholders	2 877	3 198	3 249
Deferred tax	23 671	23 671	29 355
Provision for rehabilitation	52 575	52 575	52 575

Total non-current liabilities	79 123	79 444	85 179

Current liabilities
Trade and other payables	188 841	110 360	133 441
Current tax payable	43 165	18 957	12 584

Total current liabilities	232 006	129 317	146 025

Total equity and liabilities	3 277 123	3 073 511	3 008 891

+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly.

Refer to ‘Consolidated statement of financial position (impact of accounting policy change)’ for details.

These results are presented as the third quarter report of 2013. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2012 except for the change in accounting policy on joint venture accounting, and which will form the basis of the 2013 annual report. No other new or amended accounting standards effective for 2013 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year ended 31 December 2012, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2012 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Following the introduction of IFRS 11 Joint Arrangements, the group was required to change its accounting policy on joint ventures from 1 January 2013, with prior periods restated accordingly. Refer to ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’ in this report for details including a reconciliation to the results presented under the previous accounting policy.

The group’s share of its joint ventures have been disclosed as a single line item as ‘total investments in joint ventures’ measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (previously shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment funding less joint venture dividends.

Property, plant and equipment at cost increased by US$189.9 million for the year ended 30 September 2013. This can be mainly attributed to capital expenditure at Loulo on decline developments at the Yalea and Gara underground mines. The group’s capital commitments for the next year (including its share of its equity accounted joint ventures) at 30 September 2013 amounted to US$92.3 million with the majority relating to Kibali (US$52.8 million) and Loulo-Gounkoto (US$37.1 million).

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments, mainly at Kibali as well as its asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to RAL 1 Limited, one of the group’s asset leasing joint ventures. The total investment in joint ventures primarily represents the original cost of acquiring Kibali, subsequent funding of the Kibali capital expenditure and the group’s interest in leasing assets. There is no cost attributed to Morila as Morila has repaid its capital and is paying regular dividends. The increase of US$361.3 million in total investments in joint ventures mainly reflects funds advanced to Kibali during the year for the construction of the Kibali project which is substantially included within the joint venture’s underlying balance sheet as property, plant and equipment, cash, working capital and stockpiles.

The increase of US$68.4 million in inventories and current ore stockpiles is primarily as a result of increases in stockpiles at Tongon (US$18.7 million) and Gounkoto (US$17.4 million) in line with the mine plans. Supplies and insurance spares also increased at Loulo (US$36.8 million) due to increased demand. This was partially offset by decreases in supplies and insurance spares at Tongon (US$10.7 million) and Morila (US$5.6 million).

The increase in trade and other receivables of US$119.2 million since 31 December 2012 is substantially due to an increase in recoverable VAT balances at Loulo (US$20.4 million increase). Receivable balances also increased at Loulo (US$23 million), Gounkoto (US$20 million) and at Tongon (US$5 million) during the nine months ending 30 September 2013, mainly as a result of increases in advances to contractors on site. Other receivables relating to the Gounkoto dividend increased by US$20 million due to increased production at Gounkoto.

The group had received claims for various taxes from the State of Mali totalling US$86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claims to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. The companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the prior quarter, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. It is expected the appointment of arbitrators will be finalised before the end of the year and while a date for the formal hearing is still to be announced it is likely to occur during 2014. No provision is made in respect of the claim amounts.

The decrease in cash of US$357.1 million since 31 December 2012 largely reflects the group’s continued investment in capital expenditure in its subsidiaries (US$189.9 million), additional investments in joint ventures to fund capital expenditure (US$354.6 million), especially at Kibali (US$346.9 million), dividends paid to shareholders (US$46.1 million), as well as the State of Mali’s portion of the Gounkoto dividends (US$22.0 million) which were paid during the year. This was partially offset by strong operational cash flows.

As previously reported, the company has entered into a US$200 million unsecured revolving credit facility with HSBC and three other banks which matures in May 2016 and is at present undrawn. Based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price.

The decrease in deferred taxation of US$5.7 million year on year mainly relates to a deferred tax release on the Yalea capitalised stripping cost at Loulo due to mining which occurred during the first quarter.

Trade and other payables increased by US$55.4 million, mainly reflect the effect of additional contractors and accruals at the Loulo-Gounkoto complex, effective management of creditor balances and the increase in the liability in relation to the dividend payable to the Malian State as explained above.

Current tax payable of US$43.2 million increased by US$30.6 million and includes a corporate tax charge of US$26.7 million related to Gounkoto, following the cessation of the tax holiday on 1 June 2013. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

9 months
	9 months	ended
	ended	30 Sep
	30 Sep	2012
US$000	2013	(Restated)+
Profit after tax	233 301	367 232
Income tax expense	39 433	22 926

Profit before income tax	272 734	390 158
Share of profits of equity accounted joint ventures	(25 075)	(29 776)
Adjustment for non-cash items	134 286	104 792
Effects of change in operating working capital items	(134 777)	(127 311)
Receivables	(129 686)	(136 383)
Inventories and ore stockpiles	(68 446)	(65 522)
Trade and other payables	63 355	74 594
Dividends received from equity accounted joint ventures	18 000	54 326
Income tax paid	(10 487)	(7 232)

Net cash generated from operating activities	254 681	384 957

Additions to property, plant and equipment	(189 924)	(214 704)

Funds invested in equity accounted joint ventures	(354 610)	(191 879)

Loans repaid by equity accounted joint ventures	—	3 903

Net cash used by investing activities	(544 534)	(402 680)

Proceeds from issue of ordinary shares	904	13 822

Dividends paid to company’s shareholders	(46 137)	(36 737)

Dividends paid to non-controlling interests	(22 038)	(13 017)

Net cash used by financing activities	(67 271)	(35 932)

Net decrease in cash and cash equivalents	(357 124)	(53 655)
Cash and cash equivalents at beginning of period	373 868	463 220

Cash and cash equivalents at end of period	16 744	409 565

+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of cash flow (impact of accounting policy change)’ for details.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total equity
						attributable	Non-
	Number of	Share	Share	Other	Retained	to owners	controlling	Total
	ordinary	capital	premium	reserves*	earnings+	of parent+	interests+	equity+
	shares	US$000	US$000	US$000	US$000	US$000	US$000	US$000
Balance - 31 Dec 2011 (as previously reported)	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216

Change in accounting policy+	—	—	—	—	—	—	(7 598)	(7 598)

Balance - 31 Dec 2011 (restated)+	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	104 352	22 295 618

Share of other comprehensive income of associates	—	—	—	(176)	—	(176)	—	(176)

Fair value movement on available-for-sale financial assets	—	—	—	(1 661)	—	(1 661)	—	(1 661)

Other comprehensive income/(expense)	—	—	—	(1 837)	—	(1 837)	—	(1 837)

Net profit for the period	—	—	—	—	310 373	310 373	56 859	367 232

Total comprehensive income for the period	—	—	—	(1 837)	310 373	308 536	56 859	365 395

Share-based payments	—	—	—	19 636	—	19 636	—	19 636

Share options exercised	257 298	13	13 809	—	—	13 822	—	13 822

Exercise of options previously expensed under IFRS 2	—	—	3 427	(3 427)	—	—	—	—

Shares vested#	76 285	3	4 643	(4 088)	—	558	—	558

Dividend relating to 2011	—	—	—	—	(36 737)	(36 737)	—	(36 737)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(13 017)	(13 017)

Balance - 30 Sep 2012	92 050 653	4 603	1 408 818	50 815	1 032 845	2 497 081	148 194	2 645 275

Balance - 31 Dec 2012 (as previously reported)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	166 108	2 785 122

Change in accounting policy+	—	—	—	—	—	—	(7 435)	(7 435)

Balance - 31 Dec 2012 (restated) +	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777 687

Share of other comprehensive loss of associates	—	—	—	(358)	—	(358)	—	(358)

Fair value movement on available-for-sale financial assets	—	—	—	(1 668)	—	(1 668)	—	(1 668)

Other comprehensive expense	—	—	—	(2 026)	—	(2 026)	—	(2 026)

Net profit for the period	—	—	—	—	197 281	197 281	36 020	233 301

Total comprehensive income/(expense) for the period	—	—	—	(2 026)	197 281	195 255	36 020	231 275

Share-based payments	—	—	—	22 414	—	22 414	—	22 414

Share options exercised	17 750	1	903	—	—	904	—	904

Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	351	(351)	—	—	—	—

Shares vested#	160 628	8	12 722	(10 841)	—	1 889	—	1 889

Dividend relating to 2012	—	—	—	—	(46 137)	(46 137)	—	(46 137)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(22 038)	(22 038)

Balance - 30 Sep 2013	92 239 531	4 612	1 423 120	60 190	1 305 417	2 793 339	172 655	2 965 994

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
#	Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2012 and 2011 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.
+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’ for details.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

Previously, total cash costs and cash operating costs only included costs associated with activities at each operating mine. The group changed the treatment of total cash costs and cash operating costs in Q4 2012, by including all costs and activities across the group, after elimination of intra group transactions. This does not impact the individual mines as the adjustment reflects consolidation level adjustments. The Q3 2012 and nine months ended 30 September 2012 comparative periods have been restated accordingly with the other periods restated in Q4 2012.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. As discussed above, the treatment of total cash costs and cash operating costs were amended in Q4 2012 and all comparative periods have been adjusted accordingly. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity+ is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out in the following table:

NON-GAAP

			Quarter		9 months
	Quarter	Quarter	ended	9 months	ended
	ended	ended	30 Sep	ended	30 Sep
	30 Sep	30 Jun	2012	30 Sep	2012
US$000	2013	2013	(Restated)+	2013	(Restated)+
Gold sales per IFRS#	332 309	228 900	288 610	845 896	834 955

Gold sales adjustments for joint ventures+	16 379	23 910	29 722	64 648	101 277

Gold sales*	348 688	252 810	318 332	910 544	936 232

Mine production costs#	131 325	134 307	112 258	401 761	301 162
Movement in production inventory and ore stockpiles#	2 623	(23 766)	(18 763)	(39 635)	(32 137)
Transport and refinery costs#	707	721	543	2 006	1 844
Royalties#	17 195	11 586	14 400	43 178	41 780
Other mining and processing costs#	16 399	15 157	19 796	49 133	53 883
Cash costs adjustments for joint ventures+	5 712	9 529	11 520	23 683	39 910

Total cash costs*	173 961	147 534	139 754	480 126	406 442

Profit from mining activity*	174 727	105 276	178 578	430 418	529 790

Ounces sold	262 851	185 489	194 969	636 994	570 015

Total cash cost per ounce sold*	662	795	717	754	713

Cash operating cost per ounce sold*	593	725	634	680	629

Gold on hand at period end*	1 397	36 032	33 025	1 397	33 025

*	Refer to explanation of non-GAAP measures provided.
#	Figures extracted from IFRS results.
+	As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods re-stated. As such, the IFRS results no longer include the results of the joint ventures on a line by line basis. The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures.

The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales.

The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

The previous figures are stated after the effects of restatements to prior periods, by including all costs and activities across the group, after elimination of intra group transactions, as detailed in Q4 2012.

	Quarter ended	9 months ended
	30 Sep	30 Sep
Impact of change in treatment in Q3 2012 of total cash cost per ounce sold and cash operating cost per ounce sold	2012	2012
Decrease in gold sales (US$000)	(1 537)	(775)
Decrease in total cash costs (US$ 000)	3 853	8 407
Increase in profit from mining activity (US$ 000)	2 316	7 632

Impact on total cash cost per ounce sold and cash operating cost per ounce sold (US$/oz)	20	15

Change in accounting policy - accounting for investments in equity accounted joint ventures

As previously reported, the group changed its accounting policy on joint ventures from 1 January 2013 following the introduction of IFRS 11 Joint Arrangements which applies to the current period. The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited and RAL 1 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures have been accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented (1 January 2011).

The group’s share of its joint ventures has been disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment and loans less joint venture dividends. The group’s share of profits and other comprehensive income of the joint ventures are accounted for in the statement of comprehensive income as ‘share of profits of equity accounted joint ventures’ and ‘share of other comprehensive income of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures have been disclosed separately.

The nature of the adjustments involved equity accounting for our share in Kibali Goldmines SPRL at 45%, whereas previously was 50% proportionately consolidated, including 5% non-controlling interest. The impact on the primary statements is shown below.

The adjustments also include presenting the primary financial statements as if we have always been equity accounting our share in our joint ventures and associates from the earliest period presented (1 January 2011) with key changes summarised as follows:

•	On the statement of comprehensive income, the key changes relate to accounting for our share in the profits and losses of the equity accounted joint ventures being shown in a single line item ‘Share of profits of equity accounted joint ventures’ which represents the post-tax profits and losses of the joint ventures’;

•	Other income now includes 100% of management fees charged to equity accounted joint ventures with the group’s share of the cost included in ‘Share of profits of equity accounted joint ventures’;

•	The group’s share of the equity accounted joint ventures’ income and expenditure has been removed from the individual line items;

•	Changes on the statement of financial position relate to the group’s share of its equity accounted joint ventures’ net assets being accounted for in a single line ‘total investments in joint ventures’;

•	The group’s share of the equity accounted joint ventures’ assets and liabilities have been removed from the individual line items; and

•	Changes on the cash flow statement include disclosing dividends received from equity accounted joint ventures in a separate line under operating activities, as well as disclosing additional invested funds in separate lines under investing activities. Other loans advanced and repaid (where applicable) are recognised within investing activities.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(impact of accounting policy change)

US$000	Quarter ended 30 Sep 2013 (as per previous accounting policy)	Quarter ended 30 Sep 2013 (as per new accounting policy)	Adjustment	Quarter ended 30 Jun 2013 (as per previous accounting policy)	Quarter ended 30 Jun 2013 (as per new accounting policy)	Adjustment	Quarter ended 30 Sep 2012 (as previously reported)	Quarter ended 30 Sep 2012 (as per new accounting policy)	Adjustment	9 months ended 30 Sep 2013 (as per previous accounting policy)	9 months ended 30 Sep 2013 (as per new accounting policy)	Adjustment	9 months ended 30 Sep 2012 (as previously reported)	9 months ended 30 Sep 2012 (as per new accounting policy)	Adjustment
REVENUES
Gold sales on spot	348 688	332 309	(16 379)	252 810	228 900	(23 910)	318 332	288 610	(29 722)	910 544	845 896	(64 648)	936 232	834 955	(101 277)

Total revenues	348 688	332 309	(16 379)	252 810	228 900	(23 910)	318 332	288 610	(29 722)	910 544	845 896	(64 648)	936 232	834 955	(101 277)

Other income	5 009	3 588	(1 421)	5 617	4 285	(1 332)	5 747	6 893	1 146	18 585	15 555	(3 030)	7 853	8 999	1 146

Total income	353 697	335 897	(17 800)	258 427	233 185	(25 242)	324 079	295 503	(28 576)	929 129	861 451	(67 678)	944 085	843 954	(100 131)

COST AND EXPENSES
Mine production costs	134 256	131 325	2 931	139 443	134 307	5 136	117 318	112 258	5 060	415 342	401 761	13 581	317 465	301 162	16 303
Movement in production inventory and ore stockpiles	2 417	2 623	(206)	(23 148)	(23 766)	618	(16 357)	(18 763)	2 406	(39 616)	(39 635)	(19)	(21 190)	(32 137)	10 947
Depreciation and amortisation	33 949	30 711	3 238	34 289	31 316	2 973	40 172	36 882	3 290	121 180	111 872	9 308	93 485	84 366	9 119
Other mining and processing costs	18 279	16 399	1 880	17 301	15 157	2 144	21 987	19 796	2 191	55 198	49 133	6 065	60 247	53 883	6 364
Mining and processing costs	188 901	181 058	7 843	167 885	157 014	10 871	163 120	150 173	12 947	552 104	523 131	28 973	450 007	407 274	42 733

Transport and refining costs	827	707	120	920	721	199	620	543	77	2 141	2 006	135	2 055	1 844	211

Royalties	18 182	17 195	987	13 018	11 586	1 432	16 185	14 400	1 785	47 061	43 178	3 883	47 864	41 780	6 084

Exploration and corporate expenditure	13 499	12 608	891	16 186	15 354	832	8 766	8 407	359	43 352	40 947	2 405	33 919	32 784	1 135

Other expenses	—	—	—	—	—	—	—	—	—	—	—	—	5 437	537	4 900

Total costs	221 409	211 568	9 841	198 009	184 675	13 334	188 691	173 523	15 168	644 658	609 262	35 396	539 282	484 219	55 063
Finance income	627	378	249	3 468	3 670	202	538	563	25	1 286	1 277	(9)	1 262	1 255	(7)
Finance costs	(5 716)	(5 603)	(113)	(29)	(53)	(24)	(61)	(61)	—	(5 874)	(5 807)	67	(706)	(608)	98
Finance income/(costs) - net	(5 089)	(5 225)	136	3 439	3 617	178	477	502	25	(4 588)	(4 530)	58	556	647	91

Share of profits of equity accounted joint ventures	—	7 536	7 536	—	8 592	8 592	—	9 161	9 161	—	25 075	25 075	—	29 776	29 776

Profit before income tax	127 199	126 640	(559)	63 857	60 719	3 138	135 865	131 643	(4 222)	279 883	272 734	(7 149)	405 359	390 158	(15 201)

Income tax expense	(29 655)	(29 096)	559	(9 715)	(6 577)	3 138	(14 516)	(10 294)	4 222	(46 582)	(39 433)	7 149	(38 127)	(22 926)	15 201

Profit for the period	97 544	97 544	—	54 142	54 142	—	121 349	121 349	—	233 301	233 301	—	367 232	367 232	—

Other comprehensive income

Gain/(loss) on available-for-sale financial assets	428	425	(3)	(1 406)	(1 209)	197	223	395	172	(2 026)	(1 668)	358	(1 837)	(1 661)	176

Share of equity accounted joint ventures other comprehensive income/(expense)	—	3	3	—	(197)	(197)	—	(172)	(172)	—	(358)	(358)	—	(176)	(176)

Other comprehensive income/(expense)	428	428	—	(1 406)	(1 406)	—	223	223	—	(2 026)	(2 026)	—	(1 837)	(1 837)	—

Total comprehensive income	97 972	97 972	—	52 736	52 736	—	121 572	121 572	—	231 275	231 275	—	365 395	365 395	—

Profit attributable to:
Owners of the parent	81 323	81 336	13	46 375	46 297	(78)	103 341	103 522	181	197 404	197 281	(123)	310 244	310 373	129
Non-controlling interests	16 221	16 208	(13)	7 767	7 845	78	18 008	17 827	(181)	35 897	36 020	123	56 988	56 859	(129)

	97 544	97 544	—	54 142	54 142	—	121 349	121 349	—	233 301	233 301	—	367 232	367 232	—

Total comprehensive income attributable to:
Owners of the parent	81 751	81 764	13	44 969	44 891	(78)	103 564	103 745	181	195 378	195 255	(123)	308 407	308 536	129
Non-controlling interests	16 221	16 208	(13)	7 767	7 845	78	18 008	17 827	(181)	35 897	36 020	123	56 988	56 859	(129)

	97 972	97 972	—	52 736	52 736	—	121 572	121 572	—	231 275	231 275	—	365 395	365 395	—

Basic earnings per share (US$)	0.88	0.88	—	0.50	0.50	—	1.12	1.13	0.01	2.14	2.14	—	3.38	3.38	—

Diluted earnings per share (US$)	0.87	2.11	—	0.50	0.50	—	1.11	1.12	0.01	0.87	2.11	—	3.34	3.34	—

Average shares in issue (000)	92 217	92 217	—	92 203	92 203	—	91 949	91 949	—	92 204	92 204	—	91 864	91 864	—

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(impact of accounting policy change)

US$000	At 30 Sep 2013 (as per previous accounting policy)	At 30 Sep 2013 (as per new accounting policy)	Adjustment	At 30 Jun 2013 (as per previous accounting policy)	At 30 Jun 2013 (as per new accounting policy)	Adjustment	At 31 Dec 2012 (as per previous accounting policy)	At 31 Dec 2012 (as per new accounting policy)	Adjustment
Assets
Non-current assets
Property, plant and equipment	2 076 030	1 372 917	(703 113)	1 945 063	1 350 573	(594 490)	1 742 148	1 294 865	(447 283)

Cost	2 566 499	1 782 705	(783 794)	2 401 583	1 729 650	(671 933)	2 111 437	1 592 781	(518 656)
Accumulated depreciation and amortisation	(490 469)	(409 788)	80 681	(456 520)	(379 077)	77 443	(369 289)	(297 916)	(71 373)

Deferred tax	2 678	1 970	(708)	2 678	1 970	(708)	2 678	1 970	(708)
Investment in equity accounted joint ventures	—	1 170 143	1 170 143	—	1 062 954	1 062 954	—	816 500	816 500
Other investments in joint ventures	—	51 631	51 631	—	45 799	45 799	—	43 947	43 947
Total investments in joint ventures	—	1 221 774	1 221 774	—	1 108 753	1 108 753	—	860 447	860 447
Trade and other receivables	7 763	—	(7 763)	8 507	—	(8 507)	7 969	—	(7 969)
Mineral properties	406 000	—	(406 000)	406 000	—	(406 000)	406 000	—	(406 000)

Total non-current assets	2 492 471	2 596 661	104 190	2 362 248	2 461 296	99 048	2 158 795	2 157 282	(1 513)

Current assets
Inventories and ore stockpiles	395 062	341 055	(54 007)	365 307	332 948	(32 359)	292 299	272 609	(19 690)
Trade and other receivables	419 403	321 328	(98 075)	400 859	233 543	(167 316)	285 286	202 129	(83 157)
Cash and cash equivalents	28 313	16 744	(11 569)	71 764	44 814	(26 950)	387 288	373 868	(13 420)
Available-for-sale financial assets	1 449	1 335	(114)	1 022	910	(112)	3 476	3 003	(473)

Total current assets	844 227	680 462	(163 765)	838 952	612 215	(226 737)	968 349	851 609	(116 740)

Total assets	3 336 698	3 277 123	(59 575)	3 201 200	3 073 511	(127 689)	3 127 144	3 008 891	(118 253)

Equity attributable to owners of the parent	2 793 339	2 793 339	—	2 703 259	2 703 259	—	2 619 014	2 619 014	—
Non-controlling interests	179 967	172 655	(7 312)	168 790	161 491	(7 299)	166 108	158 673	(7 435)

Total equity	2 973 306	2 965 994	(7 312)	2 872 049	2 864 750	(7 299)	2 785 122	2 777 687	(7 435)

Non-current liabilities
Loans from minority shareholders	2 877	2 877	—	3 198	3 198	—	3 249	3 249	—
Deferred tax	23 671	23 671	—	23 671	23 671	—	29 355	29 355	—
Long term borrowings	11 460	—	(11 460)	11 708	—	(11 708)	13 296	—	(13 296)
Provision for rehabilitation	61 245	52 575	(8 670)	61 204	52 575	(8 629)	60 041	52 575	(7 466)

Total non-current liabilities	99 253	79 123	(20 130)	99 781	79 444	(20 337)	105 941	85 179	(20 762)

Current liabilities
Trade and other payables	216 274	188 841	(27 433)	207 133	110 360	(96 773)	215 761	133 441	(82 320)
Current tax payable	46 627	43 165	(3 462)	21 035	18 957	(2 078)	18 842	12 584	(6 258)
Short term portion of long term borrowing	1 238	—	(1 238)	1 202	—	(1 202)	1 478	—	(1 478)

Total current liabilities	284 139	232 006	(32 133)	229 370	129 317	(100 053)	236 081	146 025	(90 056)

Total equity and liabilities	3 336 698	3 277 123	(59 575)	3 201 200	3 073 511	(127 689)	3 127 144	3 008 891	(118 253)

CONSOLIDATED CASH FLOW STATEMENT

(impact of accounting policy change)

US$000	9 months ended 30 Sep 2013 (as per previous accounting policy)	9 months ended 30 Sep 2013 (as per new accounting policy)	Adjustment	9 months ended 30 Sep 2012 (as previously reported)	9 months ended 30 Sep 2012 (as per new accounting policy)	Adjustment
Profit after tax	233 301	233 301	—	367 232	367 232	—
Income tax expense	46 582	39 433	(7 149)	38 127	22 926	(15 201)

Profit before income tax	279 883	272 734	(7 149)	405 359	390 158	(15 201)
Share of profits of equity accounted joint ventures	—	(25 075)	(25 075)	—	(29 776)	(29 776)
Adjustment for non-cash items	144 798	134 286	(10 512)	114 755	104 792	(9 963)
Effects of change in operating working capital items	(235 625)	(134 777)	100 848	(139 667)	(127 311)	12 356
Receivables	(147 027)	(129 686)	17 341	(133 095)	(136 383)	(3 288)
Inventories and ore stockpiles	(102 763)	(68 446)	34 317	(54 650)	(65 522)	(10 872)
Trade and other payables	14 165	63 355	49 190	48 078	74 594	26 516
Dividends received from equity accounted joint ventures	—	18 000	18 000	—	54 326	54 326

Income tax paid	(23 622)	(10 487)	13 135	(19 872)	(7 232)	12 640

Net cash generated from operating activities	165 434	254 681	89 247	360 575	384 957	24 382

Additions to property, plant and equipment	(455 062)	(189 924)	265 138	(368 776)	(214 704)	154 072

Funds invested in equity accounted joint ventures	—	(354 610)	(354 610)	—	(191 879)	(191 879)

Loans repaid by equity accounted joint ventures	—	—	—	—	3 903	3 903

Net cash used by investing activities	(455 062)	(544 534)	(89 472)	(368 776)	(402 680)	(33 904)

Proceeds from issue of ordinary shares	904	904	—	13 822	13 822	—

Increase in long term loans	(2 076)	—	2 076	—	—	—

Dividends paid to company’s shareholders	(46 137)	(46 137)	—	(36 737)	(36 737)	—

Dividends paid to non-controlling interests	(22 038)	(22 038)	—	(13 017)	(13 017)	—

Net cash used by financing activities	(69 347)	(67 271)	2 076	(35 932)	(35 932)	—

Net decrease in cash and cash equivalents	(358 975)	(357 124)	1 851	(44 133)	(53 655)	(9 522)

Cash and cash equivalents at beginning of period	387 288	373 868	(13 420)	(487 644)	463 220	(24 424)

Cash and cash equivalents at end of period	28 313	16 744	(11 569)	443 511	409 565	(33 946)

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard. Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the table below and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group. A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2012 annual report which should be considered along with the 2012 annual report on Form 20-F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20-F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2012 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT

Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.

Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.

Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.

Supply routes	Due to the remote location of the operations the disruption of supply route may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.

FINANCIAL RISKS	NATURE AND IMPACT

Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.

Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.

In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	NATURE AND IMPACT

Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.

Environmental, health, safety and security incident	The mining sector is to subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.

Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.

STRATEGIC RISKS	NATURE AND IMPACT

Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

Failure to attract and retain key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

The company has again made great progress on all its organic growth projects, and in particular at Kibali where first gold was poured at the end of the quarter and the mine is now in commercial production on one mill stream. At Tongon, mill throughput has been increased and the focus going forward will be on improving the metallurgical recoveries as the associated capital projects are completed in the fourth quarter. The group continues to forecast production within the guidance range set out at the start of the year, as well as maintaining the guidance set for cash cost of production.

The company’s sustainability report in line with the Global Reporting Initiative (GRI) was externally assured to conform with a B+ application level.

As is customary, the company will be finalising its 2014 budget during the fourth quarter and guidance for 2014 will be given with the year end results. The group remains focused on its strategy to deliver value for all its stakeholders through the discovery and development of world class orebodies and has a pipeline of high quality projects and exploration targets.

Notwithstanding this core strategy, management routinely reviews corporate and asset acquisition opportunities, focused on Africa.

The directors confirm to the best of their knowledge that:

a)	These third quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FCA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow Chief Executive 7 November 2013	G P Shuttleworth Financial Director

RANDGOLD RESOURCES NEWS UPDATES

CAPITAL PROJECTS DELIVER IMPROVED RESULTS

While steering the massive Kibali development to a successful early start-up, Randgold has also progressed performance-enhancing projects at the Loulo-Gounkoto complex and Tongon, the benefits of which were already evident this past quarter.

Loulo-Gounkoto increased production by 36% quarter on quarter on the back of a grade increase and a recovery improvement achieved through the elimination of scats by the commissioning of the milling circuit recycle crusher and the installation of a new oxygen plant. Together with improved operating efficiencies, this resulted in a 23% reduction in the total cash cost per ounce. During the quarter the heavy fuel oil conversion of the generator sets and the CIL tank expansion projects were completed and work on the Gara underground conveyor belt system continued. Backfill operations are scheduled to start at the end of this year, improving underground efficiency and ensuring that 100% of the high grade zones can be extracted.

Tongon’s mining performance continued to improve in line with plan. The commissioning of throughput-related capital projects has significantly improved the process plant’s stability and performance, but the increased throughput was offset by a drop in the recovery rate. This should be improved by the key gravity recovery process units and intensive leach reactor circuit recently commissioned. A further mill tonnage ramp-up is planned for the fourth quarter with the completion of the Vibrocone crusher installation and the commissioning of the upgraded mill cyclone pumps. During the past quarter, Tongon reduced its total cash cost per ounce by 6% through improved cost control and efficiencies.

KIBALI STARTS COMMERCIAL PRODUCTION

A few weeks after it poured its first gold bar, Kibali has started commercial production, well ahead of its original year end target and still in line with capital forecasts.

With the earlier start-up, Kibali should comfortably exceed its production target of 30 000 ounces for the rest of this year and is on track to meet next year’s forecast of 550 000 ounces. The mine is currently producing gold through its oxide circuit and the next step is to commission a second mill and crusher by the end of November to increase production from oxide ore ahead of the commissioning of the sulphide circuit in the second quarter of 2014.

“The transition from construction to operation is a very challenging process requiring constant hands-on management,” says group technical and capital projects executive John Steele. “This is a time when the benefit of our early integration of the operational staff into the commissioning teams becomes very apparent. In addition, the local employees who were selected for advanced training at our West African operations are now back and functioning fully as part of the commissioning and ramp-up teams.”

Steele says the performance of the plant has been very good so far, with throughput at the start of the fourth quarter at 80% of the 10 000 tonnes per day target. There is a strong focus on stabilising performance at the levels required to sustain daily elution cycles and weekly gold sales. In the meantime, work continues on the underground mine development and the construction of the remaining hydropower plants.

Group GM evaluation Rod Quick, who headed the Kibali feasibility update, says it is very gratifying to see all the study’s projections being confirmed in practice. “This shows again the value of a thorough feasibility study, and of doing all the preparatory work properly without skimping on any aspect,” he says.

Randgold’s general manager operations for Central and East Africa, Willem Jacobs, says the emphasis at Kibali would be relentless on cost and quality. “We have a world-class asset and it will be managed by a world-class team. In line with our local-priority employment policy, Kibali’s senior management is already 55% Congolese, and our target is an all-Congolese team.”

Jacobs noted that part-completion of the mine’s construction had inevitably necessitated the reduction of a workforce which at its peak had numbered more than 6 000.

“Here, as at Randgold’s other operations, we are very mindful of the impact of our actions on the community. To help create alternative employment opportunities in this area, we have interested a leading international company in investigating the possibility of establishing a major palm oil extraction business here. If it goes ahead, the project will employ between 10 000 and 15 000 people and make the DRC an exporter of palm oil based products,” he said.

RANDGOLD REINFORCES PACT WITH LABOUR

The successful conclusion of a five-year mine level agreement (MLA) with the Kibali workforce means that all Randgold’s mines are now operating under clear, mutually agreed rules designed to align management and labour, promote cooperation and engagement, and define behavioural values.

“Our approach to this relationship is based on our belief that employees are major stakeholders in the business and are therefore entitled to be treated as partners,” explains group human resources executive Philip Pretorius. “To encourage communication we don’t have restrictions or prescriptions on union representation at our mines - we’ll talk to anyone who speaks for the workers, be it a group or an individual.”

All the company’s operations have monthly meetings between management and labour which often break into working groups to resolve issues. Chief executive Mark Bristow meets each mine’s workforce twice a year in an open forum with an open agenda, where employees are free to raise any question they regard as important.

Pretorius points out that Randgold does not enter into annual wage negotiations as the MLAs include provisions for individual salary increases in accordance with the achievement of agreed performance objectives as well as a quarterly bonus which is paid when the mine achieves its objectives.

“Quality of life considerations are also important to us. All employees receive a housing allowance and we have recently introduced a scheme where the company purchases motorcycles for employees, thus greatly improving their freedom of movement. The employees use their transport allowance to reimburse the cost of the motorcycles, and once this is paid up, they take full ownership and can apply their transport allowance to fuel and maintenance,” he says.

Rescue teams for kibali

The first Kibali mine rescue team has returned after extensive training in South Africa. The second team will start training in November.

CÔTE D’IVOIRE PRESENTS MAJOR OPPORTUNITIES FOR GOLD INVESTORS

Côte d’Ivoire has the potential to become one of Sub-Saharan Africa’s key exploration destinations if its government and mining companies join in a long term commitment to the development of a sustainable mining industry in the country, says Randgold chief executive Mark Bristow.

At a media briefing in Abidjan, Bristow said that Côte d’Ivoire was highly prospective for gold and other metals but underexplored relative to some of its West African peers. In addition, it had arguably the most advanced infrastructure in the region – a key consideration for investors – as well as a competent civil service. To exploit these advantages, the Ivorian government should ensure that its mining code, currently under review, remains investor-friendly and that it acts as a partner to the mining companies in the creation of long term economic value to benefit all stakeholders.

Randgold owns and operates Côte d’Ivoire’s largest gold mine at Tongon and Bristow said the company’s geologists were aggressively exploring its portfolio of 15 permits elsewhere in the country for further multi-million ounce gold deposits.

Tongon’s positive impact on the Ivorian economy was not confined to its contribution to the state coffers, Bristow said. Randgold’s local employment policy had directly created almost 1 800 jobs at the mine while its training programmes had significantly increased the country’s technical skills base. The mine had also developed a market for goods and services from local suppliers.

“In line with our partnership philosophy, we regard the local community as an important stakeholder in Tongon, and since the start we have worked closely with our community on projects designed to improve education and health, and to support agriculture. As part of this programme, I’ll be handing over a tractor, a water tower, three teachers’ houses and three more classrooms to our neighbouring villages. As with all the preceding projects, we’ll be monitoring these to ensure that the villages get the full benefit from them,” he said.

Bristow’s message was reinforced by Randgold chairman Philippe Liétard when he addressed the UK - Côte d’Ivoire Trade & Investment Forum in London on 30 October. Liétard noted that Randgold had repeatedly proved that in gold mining, true value was created through the discovery and development of world-class orebodies, and not through mergers and acquisitions.

“If you drive your own projects up from the exploration and discovery level, you get the complete benefit of the value that grows in the process. If, however, you buy into a project when it is already at the production stage, you are acquiring your share of the asset at a premium or at best fully priced,” said Liétard. “Côte d’Ivoire is particularly rich in opportunities to build a flourishing gold mining industry from the ground up. And mining is an enabling business, which promotes general economic growth by creating a local market for goods and services, expanding and upgrading the infrastructure, and providing employment.”

STAKEHOLDER ENGAGEMENT THE KEY TO SUSTAINABILITY

A basic tenet of Randgold’s partnership philosophy is that the people of its host countries should enjoy a lasting benefit from the development of their natural resources. This means that the company seeks not only to make a real difference for the better in the communities where it operates, but also to create a legacy which will deliver sustainable economic opportunities after the closure of each mine.

Given the nature of the regions which host Randgold’s mines, the prime focus for the communities’ future is on the development of agribusinesses. At Morila, the oldest of the company’s mines, the first flock of 5 000 chickens has been established, the 30 tonnes per annum fish farm is about to deliver its first sale of tilapia, and eight hectares of export-quality mangoes have been planted. A further 100 hectares of surveyed community orchards will contribute to the mango harvest. At Kibali, management is also looking to a post-mining future even though it has just started production, and investigations into large-scale palm oil, sugar and maize production projects are underway.

“We consult the local communities about the choice of projects and before we give any the go-ahead we subject them to a rigorous evaluation to ensure that they are commercially viable. We’re also using our knowledge of capital markets to attract potential investors to the major projects, such as Kibali’s palm oil initiative,” says Charles Wells, Randgold’s general manager for sustainability.

On the broader sustainability front, Wells notes that Randgold continues to make a substantial contribution to infrastructural development around its mines. “Our sustainability programme is now shifting its focus to the outcomes of our involvement,” he says. “So, for example, we will continue to build schools, but we will measure the benefit not in terms of bricks and mortar but by the increase in literacy.”

The key to a productive partnership with the community is honesty of intent and an open relationship with civil society, says Wells. This approach was evident in the successful resettlement of more than 21 000 people at Kibali. Adds Kibali social manager Cyrille Mutombo: “Transparent engagement with all stakeholders enabled us to adjust solutions to local realities and conditions, and deliver on all our commitments.”

At Morila, which is approaching closure, the 100% Malian management team has set the benchmark for integration with the community. The team’s thorough understanding of local dynamics and requirements has enabled it to develop a mutually acceptable closure plan and to resolve any differences amicably.

“Randgold sees sustainability as a multi-faceted discipline encompassing health and safety, the environment and care for the community. It’s an integral part of our business, which essentially secures our social licence to operate successfully in these emerging countries,” says Wells.

AID FOR FLOOD VICTIMS

Randgold has donated food, blankets and clothing to the value of some US$60 000 to residents of the Malian capital Bamako who were left homeless by severe floods in August this year.

REGISTERED OFFICE: 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands

REGISTRARS: Computershare Investor Services (Jersey) Limited, Queensway House. Hilgrove Street, St Helier, Jersey JE1 1ES, Channel Islands

TRANSFER AGENTS: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

INVESTOR AND MEDIA RELATIONS: For further information contact Kathy du Plessis on telephone: +44 20 7557 7738, e-mail: randgold@dpapr.com

WEBSITE: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this report are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.